Exhibit 99.1

ECARX and smart Reveal Flagship Immersive Automotive Digital Cockpit Computing Platform Powered by AMD at CES 2023

LAS VEGAS, Jan. 5, 2023 /PRNewswire/ -- ECARX (NASDAQ: ECX) and smart have unveiled their co-developed high-performance immersive digital cockpit computing platform powered by AMD technology at CES 2023 in Las Vegas, USA.

The next-generation digital cockpit, set to feature in the smart brand's all-electric production vehicles to be launched from 2024, is the first in-vehicle computing platform designed and developed by ECARX using AMD technology, following their global strategic collaboration announcement in August 2022.

Utilizing AMD Ryzen™ Embedded V2000 Processors and AMD Radeon™ RX 6000 Series GPUs, the digital cockpit will offer advanced computing power and stunning game console-grade visual graphic rendering capabilities. The platform combines AMD hardware with ECARX's innovative product design and software capabilities, and was engineered from the ground up for superior performance and breakthrough display capabilities.

Through collaboration and co-creation, ECARX aims to transform vehicles into seamlessly integrated information, communications, and transportation devices. Ziyu Shen, Chairman and CEO of ECARX said, "Through our collaboration with smart, ECARX has developed a flagship immersive digital cockpit computing platform, powered by AMD, that will define next generation in-vehicle entertainment systems. This is a true breakthrough in intelligent cockpit experiences and further demonstrates the strength of ECARX as a partner to global brands as they rapidly shift toward smart, all-electric mobility".

Rajneesh Gaur, Corporate Vice President and General Manager, Embedded Solutions Group, AMD added, "As more functionality gets added to the digital cockpit, the next generation of electric vehicles will require high-performance compute solutions. We are excited to collaborate with ECARX to bring differentiated experiences for smart EVs and advance the in-vehicle experience for consumers."

As a premium all-electric automobile and technology brand, smart aims to explore the best solutions for future urban mobility. "The car is no longer just a vehicle to transport passengers from A to B, instead it is an intelligent companion that can transform mobility into meaningful experiences; this is why the in-car experience is more important than ever before. We are glad to collaborate with ECARX and AMD, and all our leading partners, to design a smarter future together", said Xiangbei Tong, Global CEO of smart Automobile.

ECARX's flagship high-performance digital cockpit computing platform, demonstrated at CES 2023 for the first time, demonstrates an unprecedented immersive cockpit experience including a full 3D human-machine interaction interface, ultra-high definition 4K multiple displays and 3A high-end gaming entertainment. See the demonstration at CES 2023 located in the Venetian Expo – Titian 2302-2305.

About ECARX

ECARX (NASDAQ: ECX) is a global mobility-tech company partnering with OEMs to reshape the automotive landscape as the industry transitions to an all-electric future. As OEMs develop new vehicle platforms from the ground up, ECARX is developing a full-stack solution – central computer, System-on-a-Chip (SoCs) and software to help continuously improve the in-car user experience.  The company's products have been integrated into more than 3.7 million cars worldwide, and it continues to shape the interaction between people and vehicles by rapidly advancing the technology at the heart of smart mobility.

ECARX was founded in 2017 and has grown to almost 2,000 team members. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group - one of the largest automotive groups in the world, with ownership interests in international brand OEMs including Lotus, Lynk & Co, Polestar, smart and Volvo Cars.

Forward-Looking Statements

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of ECARX, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, including those identified under the heading "Risk Factors" in the registration statement on Form F-4 filed by ECARX with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ECARX undertakes no obligation to update any forward-looking statement, except as required under applicable law.